Staar Investment Trust
604 McKnight Park Drive
Pittsburgh, Pennsylvania 15237-6503

December 22, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attn:  Mr. Frank Buda

Re:	Staar Investment Trust (the "Trust")
File No. 811-09152

Dear Mr. Buda:

On behalf of the above-referenced Trust, following are the responses to the Staff's comments conveyed on December 15, 2017, in connection with the preliminary proxy statement filed with the U.S. Securities and Exchange Commission (the "SEC") on December 7, 2017.  Each comment is summarized below, followed by the Trust's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the proxy statement.  A marked version of parts of the proxy statement showing the proposed changes is attached to this letter.
Proposal #1 – To Approve a New Proposed Investment Advisory Agreement for each Fund

1.
Comment.  Please delete the sentence: "The description is qualified in its entirety by reference to the form of the Proposed Investment Advisory Agreement attached to this Proxy Statement as Appendix A" as descriptions in a proxy statement must be accurate and cannot be qualified; however, Shareholders can be directed to the Investment Advisory Agreement for further information.

Response. The requested change will be made.

2.
Comment.  Under the section entitled "The Current Investment Advisory Agreement," please provide disclosure, if true, that the Current Investment Advisory Agreement has been approved by the Board each year since 2012.

Response. The following disclosure will be added: The Board of Trustees has renewed the Current Investment Advisory Agreement by resolution every year since 2012.

3.	Comment. Supplementally confirm there are no material differences between the Current Investment Advisory Agreement and the Proposed Investment Advisory

Mr. Frank Buda
U.S. Securities and Exchange Commission
December 22, 2017

Agreement, if there are material differences, please provide disclosure describing the material differences.

Response. All material differences are described in the proxy statement.

4.
Comment.  Under the section entitled "Description of Barrel Park Investments, LLC," (i) if the investment adviser is a general partnership, disclose the general partners with the five largest economic interests in the partnership, and, if different, those general partners comprising the management or executive committee of the partnership as required by Item 22(c)(2) of Schedule 14A; or (ii) if the investment adviser is a corporation, disclose the names and addresses of all parents of the investment adviser and show the basis of control of the investment adviser and each parent by its immediate parent as required by Item 22(c)(3) of Schedule 14A; and (iii) if applicable, please disclose information required by Item 22(c)(4) of Schedule 14A.

Response. Barrel Park Investments, LLC is a limited liability company, and therefore Item 22(c)(2), Item 22(c)(3), and Item 22(c)(4) are not applicable.

The following disclosure will be added:  Barrel Park Investments LLC is a limited liability company organized under the laws of state of Delaware.  Both Mr. Boshco and Mr. Audette are among the indirect owners of Barrel Park Investments.

5.
Comment.  Please add disclosure regarding any risks involving the proposed new investment adviser's lack of assets under management as well as its current lack of experience as it does not currently serve as an investment adviser for any other investment company.

Response.  The proposed adviser's lack of current assets under management was discussed. The relationships of the management of the proposed adviser with institutions and other advisers, along with past successful entrepreneurial activities were considered.  While it is a concern, the depth of experience of such management was reviewed carefully, including with in-depth interviews of each of them, and it was determined that such experience outweighed the lack of current assets under management. The following disclosure has been added:

"As a newly registered investment adviser, Barrel Park currently does not have experience managing any other investment companies, and therefore, does not have a performance track record.  A discussion regarding the Board of Trustees considerations with respect to Barrel Park's experience is included in Board of Trustees' considerations."

6.
Comment.  Regarding the section entitled "Board of Trustees' Considerations," (i) supplementally explain whether the Board considered any other investment advisers; (ii) discuss whether the Board considered the experience of the proposed new investment adviser; and (iii) please provide a detailed discussion of the factors considered by the

Mr. Frank Buda
U.S. Securities and Exchange Commission
December 22, 2017

Board and its conclusion with respect to each factor as required by Item 22(c)(11) of Schedule 14A.

Response.  No other investment advisers have been considered.  The experience of the proposed adviser was considered, particularly regarding Mr. Boshco's experience with another mutual fund, including institutional trading and operations, and broker-dealer interactions.  Mr. Audette's experience with a broker-dealer sales and trading desk was also considered, as well as his business and marketing experience and abilities. The proposed adviser's philosophy of investing and marketing were also considered.  The advisory fees to be assessed by the proposed advisor, which are identical to those assessed by the current advisor, were determined to be reasonable, particularly in light of the dollar volume of the Funds' assets under management, which does not benefit from economies of scale as larger funds may.  The "Board of Trustees' Consideration" will be revised to include a more detailed discussion of the Board's deliberations.

7.	Comment. The section entitled "Board of Trustees' Considerations" is too cursory, please provide additional details on the Board's considerations.

Response. The "Board of Trustees' Considerations" section has been revised to include addition details of the Board's deliberations.

8.
Comment.  Under the section entitled "Board of Trustees' Considerations," please describe the consulting services agreement in more detail pursuant to Item 22(c)(6) of Schedule 14A. In particular, (i) describe the services to be provided and whether they are covered by section 15(a) of the Investment Company Act; (ii) disclose who will be paying the consulting fee; (iii) whether the Board considered this arrangement would constitute an undue burden under Section 15(f) of the Investment Company Act; (iv) whether Mr. Weisbrod has an interest in the proposed new investment adviser; (v) whether the terms of the consulting services agreement were negotiated at an arms-length transaction; and (vi) provide any other information required by Item 22(c)(6) of Schedule 14A.

Response.  The section entitled "Board of Trustees' Considerations" will be revised to provide more detail regarding the Consulting Services Agreement.  The disclosure will include the information that the Consulting Services Agreement is an agreement between Barrel Park and Mr. Weisbrod and, therefore, the Funds would not be paying any fees under the Agreement.  The disclosure also will more clearly state that the Consulting Services Agreement does not include investment advisory services. In addition, disclosure will be added to stated that Mr. Weisbrod has no ownership interest in Barrel Park.

9.
Comment.  With respect to the asset purchase agreement, (i) please disclose the Board's consideration of conditions set forth in Section 15(f) of the Investment Company Act; and (ii) please include a representation that the parties will comply with conditions of Section 15(f) of the Investment Company Act, if the Fund will not make that

Mr. Frank Buda
U.S. Securities and Exchange Commission
December 22, 2017

representation, explain why the current investment adviser, is not breaching its fiduciary duty under Section 36(a) of the Investment Company Act.

Response.  The disclosure has been revised to include the Board's considerations of Barrel Park's representations with respect to the composition of the Board of Trustees and the level of investment advisory fees and other fees to be paid to Barrel Park.

Proposal #2 – To Elect a Board of Trustees of the Trust

10.
Comment.  Please confirm that the Fund is not subject to any exemptive order or no-action relief that would require the Independent Trustees to nominate the Nominees. If the Fund is, please explain how the Fund intends to satisfy this requirement, and supplementally explain how any existing relief will be transitioned to the proposed new investment adviser.

Response.  The Fund is not subject to any exemptive order relief or no-action relief that requires the Independent Trustees to nominate the Nominees.  Although the Independent Trustees were presented with the Nominees by Barrel Park, the Independent Trustees interviewed and officially nominated the Nominees.

11.	Comment. Disclose nomination arrangements, by the proposed new investment adviser, as required by Item 22(c)(12) of Schedule 14A.

Response.  As stated in the proxy statement, Barrel Park presented the Nominees  to the Independent Trustees for their review and nomination in connection with Barrel Park being proposed as the new investment adviser to the Funds of the Trust.  No other arrangements or understandings exist that are not otherwise disclosed in the proxy statement.

12.
Comment.  In regards to the sentence "If Proposal 1 is approved for at least one Fund, the current Trustees will resign and the Board will be comprised of the three Independent Nominees and one Interested Nominee," (i) please explain why current Trustees are all resigning; (ii) revise disclosure because even if Proposal #1 is approved for one Fund and resignation occurs, the Nominees must still be elected/adopted under Proposal #2; and (iii) supplementally explain and add disclosure regarding what will happen if Proposal #2 is not approved.

Response.

(i)    The Current Trustees are resigning because the operations of the Trust are moving from Pittsburgh, Pennsylvania to New York, New York, and the Current Trustees believe that trustees geographically closer to the proposed new investment adviser's operations who are more familiar with the new investment adviser would be better situated to oversee the Funds.

Mr. Frank Buda
U.S. Securities and Exchange Commission
December 22, 2017

(ii) The following disclosure will be added:

If Proposal #1 is approved for at least one Fund, the Trustees will resign and the Board will be comprised of the three Independent Nominees and one Interested Nominee if the Nominees elected by shareholders.

(iii) The following disclosure will be added:

If the Nominees are not elected to the Board by shareholders, the Current Trustees will remain Trustees of the Trust until either the Current Trustees determine to again seek shareholder approval for new trustees or determine to liquidate the Trust.

13.
Comment.  Please revise the sentence, "If any of the Nominees should become unavailable before the Meeting" to "If any of the Nominees should be unable to serve or for good cause will not serve" pursuant to Rule 14(a)-(4)(c)(5) of the Exchange Act.

Response. The requested change will be made.

14.
Comment.  For each of the Independent Nominees, briefly describe any direct or indirect material interests in any transactions over the past two fiscal years, exceeding $120,000, for any of which of the following entities were a party: the Fund, officer of the Fund, another Fund having the same investment adviser or principal underwriter, or an investment adviser or principal underwriter of the Fund. If there are no such transactions, please state that there are no such transactions.

Response.  No Independent Nominee has a direct or indirect material interest in any transactions over the past two fiscal years, exceeding $120,000, for which any of the entities describe above were a party.

15.
Comment.  Please describe any direct or indirect relationships exceeding $120,000 of an Independent Nominee over the past two fiscal years with: the Fund, officer of the Fund, another Fund having the same investment adviser or principal underwriter, or an investment adviser or principal underwriter of the Fund. If there are no such transactions, please disclose that there are no such relationships.

Response. No Independent Nominee has a direct or indirect relationships over the past two fiscal years, exceeding $120,000, with any of the entities describe above.

16.	Comment. Under the section entitled "Selection of Nominees," please state the policies regarding diversity pursuant to Item 407(c)(2)(vi) of Regulation S-K.

Response. The following disclosure will be added:

"In the event of a Board vacancy, management of the Fund would rely upon the Independent Trustees to compose among themselves a nominating committee to recruit and

Mr. Frank Buda
U.S. Securities and Exchange Commission
December 22, 2017

nominate trustee candidates for shareholder approval, mindful of the need to consider diversity in identifying nominees. Fund management would provide the Independent Trustees full support in this process."

17.
Comment.  Under the section entitled "Board Structure and Compensation," describe (i) the current composition with respect to Independent versus Interested Trustees; and (ii) the Board's leadership structure required by Section 407(h) of Regulation F-K.

Response. The following disclosure will be added to the section entitled "Board Structure and Compensation":

The Current Board consists of three Independent Trustees and an Interested Trustee. J. Andre Weisbrod, the Interested Trustee, serves as Chairman of the Board.

18.	Comment. Please provide information regarding legal proceedings required by Section 401(f) of Regulation F-K. If not applicable, please state not applicable in the response letter.

Response. There are no legal proceedings required to be disclosed.

Proposal #4 – To Amend Each Funds' Fundamental Investment Restriction Regarding Issuing Senior Securities

19.
Comment.  Please revise the section entitled "Proposed Restriction" or supplementally explain to the staff, how the Fund satisfies the requirement pursuant to Section 18(g) of the Investment Company Act.

Response. The Proposed Restriction will be revised as follows:

Each Fund will not issue senior securities, including not issuing securities that have preference or seniority over other classes; provided that this will not prevent a Fund from creating different classes of shares to provide for different arrangements for shareholder services or the distribution of securities or both, to the extent permitted by Rule 18f-3 of the 1940 Act.

The following disclosure also will be added to the disclosure in Proposal #4:

In addition to a senior security restriction, each Fund also is subject to a fundamental restriction on borrowing, which is not being proposed for amendment.  The borrowing restriction provides that each Fund will not purchase securities with borrowed money (or margin).  Each Fund may not borrow money, unless necessary to allow the Fund to maintain or improve day-to-day operations in the interest of shareholders.  For this purpose a Fund may obtain a line of credit or specific financing.

Mr. Frank Buda
U.S. Securities and Exchange Commission
December 22, 2017

More Information About Voting and the Meeting

20.
Comment.  Please remove the following sentence "Proxies voted by telephone or Internet may be revoked at any time before they are voted at the Meeting in the same manner that proxies voted by mail may be revoked."

Response. The requested changed will be made.

21.
Comment.  Please indicate which Proposals are described in the following sentence "As a result, abstentions and broker non-votes will have the same effect as a vote 'Against' the Proposals requiring a '1940 Act Majority,' but will have no effect on Proposals requiring a plurality or majority of votes cast."

Response. The sentence above will be changed to reference Proposal #1 and Proposal #4.

22.	Comment. Please clarify who is paying the expenses of the solicitation.

Response. The proxy statement disclosure will be revised to clarify that Barrel Park will pay all expenses of the solicitation.

Proxy Card

23.
Comment.  Proxy Card must provide one of the following ways for shareholders to withhold authority to vote for each Nominee: (i) box opposite of each Nominee, may be marked to vote for such nominee is withheld; (ii) an instruction in boldface type, which indicates Shareholders may withhold authority to vote for any Nominee by lining through or striking out the name of the Nominee; (iii) designated blank spaces in which Shareholders may enter the names of Nominees with respect to whom they decide to withhold authority to vote; or (iv) any other similar means provided that clear instructions are furnished indicating how Shareholders may withhold the authority to vote for any Nominee.

Response. The proxy card has been revised to allow shareholders to withhold authority to vote for each Nominee.

Please do not hesitate to contact me at (412) 367-9076 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ J. Andre Weisbrod
J. Andre Weisbrod
Chairman, Board of Trustees
Staar Investment Trust